

08018334

RECEIVED

2006 NOV -9 A 11:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

SUPPL

Date November 3, 2006
Contact Martina C. Schuler

Unaxis Holding 82-34643

~~OC Oerlikon Corporation AG~~, Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i. A. Martina C. Schuler

Corporate Communications

Enclosure

- **Disclosure of shareholding pursuant to stock exchange act**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@oerlikon.com
www.oerlikon.com

dlw 12/5

Disclosure of shareholding pursuant to stock exchange act

Pfäffikon SZ, November 3, 2006 – According to an announcement by Victory Industrie-beteiligung AG, Franz-Josefs-Kai 47, 1010 Vienna, Austria, dated November 1, 2006 said institution held a total of 50.43 % of the voting rights in OC Oerlikon Corporation AG, Pfäffikon. The composition of the holding was as follows:

- 4 812 183 registered shares (34.02 %)
- 40 392 500 call options (16.41 %)

Shareholders in Victory Industriebeteiligung AG are as follows:

- 50 % RPR Privatstiftung, Seilerstätte 18-20, 1010 Vienna, Austria
- 50 % Millennium Privatstiftung, Praterstrasse 62-64, 1020 Vienna, Austria

For further information please contact:

Burkhard Böndel
Corporate Communications
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media@oerlikon.com
ir@oerlikon.com

Oerlikon – a leading global high-tech corporation
Oerlikon (SWX: OERL) is a globally leading company in the field of thin film, vacuum and precision technology. Based on these core competencies, Oerlikon develops production systems, components, and services for high-technology products. Oerlikon currently employs approximately 6 500 individuals and, in its 2005 financial year, recorded sales of CHF 1 605 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses approximately 80 subsidiaries in 25 countries.

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date November 1, 2006
Contact Martina C. Schuler

OC Oerlikon Corporation AG, Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i.A. Martina C. Schuler

Corporate Communications

Enclosure

- **Merger commission issues a recommendation regarding Oerlikon's public tender offer for Saurer AG: Offer price of CHF 135 approved**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@oerlikon.com
www.oerlikon.com

Merger commission issues a recommendation regarding Oerlikon's public tender offer for Saurer AG: Offer price of CHF 135 approved

Pfäffikon SZ, Switzerland, November 1, 2006 – OC Oerlikon Corporation Ltd., Pfäffikon ("Oerlikon," security no. 81 682, ticker: OERL), received the recommendation of the Swiss Takeover Board yesterday evening regarding its offer to acquire Saurer AG. Oerlikon notes with satisfaction that the Takeover Board's recommendation has approved its offer price of CHF 135. The recommendation further determines that the tender offer complies with the Federal Act on Stock Exchanges and Securities Trading of March 24, 1995, under the provision that certain specifications be made in the offer prospectus.

Oerlikon plans to publish the required specifications to the offer prospectus by November 6, 2006 at the latest. The waiting period will be extended until the date of this publication. The offer period (and trading on the second trading line (tendered Saurer shares)) will also begin on November 6, 2006.

Contact:

Burkhard Böndel
Corporate Communications
Telephone: +41 58 360 96 05
Fax: +41 58 360 91 93
media@oerlikon.com

ir@oerlikon.com

Oerlikon – a worldwide leading high-tech corporation
Oerlikon (SWX: OERL) is a globally leading company in the fields of thin film, vacuum and precision technologies. Based on these core competencies, Oerlikon develops production systems, components, and services for high-technology products. Oerlikon currently employs approximately 6,500 individuals and recorded turnover of CHF 1,605 million in its 2005 financial year. Headquartered in Pfäffikon SZ, Switzerland, the company has a globe-spanning infrastructure comprising around 80 subsidiaries in 25 countries.

www.oerlikon.com

The following offer restrictions apply to the tender offer mentioned in this press release:

United States of America

The offer is not being made directly or indirectly in, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States of America, its territories and possessions, any State of the United States and the District of Columbia (the "United States"). This includes, but is not limited to, facsimile transmission, telex and telephones. Accordingly, copies of this document and any related offering documents are not being, and must not be, mailed or otherwise distributed or sent in or into the United States and so doing may invalidate any purported acceptance.

United Kingdom

The offer documents in connection with the offer are not for distribution to persons whose place of residence, seat or habitual abode is in the United Kingdom. This does not apply, however, to persons who (i) have professional experience in matters relating to investments or (ii) are persons who fall within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc") of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 in the United Kingdom or to whom it may otherwise lawfully be passed on (all such persons together being referred to as "Relevant Persons"). The documents regarding the offer must not be acted upon, nor relied upon by persons whose place of residence, seat or habitual abode is in the United Kingdom and who are not Relevant Persons. In the United Kingdom, any investment or investment activity to which the offer documents relate is available only to Relevant Persons and will be engaged in only with Relevant Persons.

Australia, Canada and Japan

This offer is not addressed to shareholders of Saurer AG, whose place of residence, seat or habitual abode is in Australia, Canada or Japan (the "Excluded Shareholders"). The Excluded Shareholders may not accept this offer.

Other legal systems

This offer is not being made directly or indirectly in a country or legal system in which such an offer would be illegal or in which it would otherwise infract an applicable law or ordinance, or which would require from OC Oerlikon Corporation AG an alteration of the conditions or requirements of the offer in any manner, or an additional application to, or additional negotiations with public, regulatory or legal authorities. It is not intended to extend the tender offer to any such country to such legal systems. Documents relating to the offer may not be distributed in such countries or legal systems, nor may they be sent to such countries or legal systems. Such documents may not be used for purpose of advertising for sales of ownership rights in Saurer AG by natural or legal persons in such countries or legal systems.

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date November 6, 2006
Contact Martina C. Schuler

OC Oerlikon Corporation AG, Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i.A. Martina C. Schuler

Corporate Communications

Enclosure

- **Bidding period begins today for Oerlikon's public tender offer for the shares of Saurer AG at CHF 135**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@oerlikon.com
www.oerlikon.com

Bidding period begins today for Oerlikon's public tender offer for the shares of Saurer AG at CHF 135

- Today Oerlikon published the minor specifications to its offer as stipulated by the Takeover Board.
- The bidding period commences today and is expected to end on December 1st.
- Discussions between Oerlikon and Saurer regarding future management structures are proceeding amicably and in an open atmosphere.
- Strengthening of the high-tech and industrial location Switzerland.

Pfäffikon, Switzerland, November 6, 2006 – OC Oerlikon Corporation AG, Pfäffikon ("Oerlikon," valor number 81 682, ticker symbol: OERL) today published the minor changes to the prospectus of the public tender offer for all publicly-held shares of Saurer AG ("Saurer") at the price of CHF 135 per share. The bidding period thus begins today and the Saurer shareholders can tender their shares included in Oerlikon's offer.

In its recommendation of October 31, 2006, the Takeover Board approved Oerlikon's offer in all essential points, but did request that several minor specifications be made to the offer prospectus. "This means that the takeover can now be completed rapidly and smoothly," stated Thomas Limberger, CEO of Oerlikon. "With the new Oerlikon Group, Switzerland's position will be strengthened as a high-tech and industrial location in global competition," according to Mr. Limberger.

In addition to slight fine-tuning of the text regarding the offer conditions, the Takeover Board's recommendation requested that Oerlikon list its intentions regarding Saurer's Board of Directors and Executive Committee. Discussions are ongoing with Saurer about these topics. The goal is to find an ideal solution for the management structures as well as to define the next steps towards cooperation between Oerlikon and Saurer. Also included in these discussions is the future composition of Saurer's Board of Directors and Executive Committee. "The discussions between Oerlikon and Saurer are proceeding in an open and amicable atmosphere," according to Limberger. "Both sides have the goal of leading the takeover to a successful conclusion. We will rapidly solve all the outstanding issues together."

The Sauer Board of Directors supports Oerlikon's offer and will publish its detailed report by November 7, 2006 at the latest.

The new schedule for Oerlikon's offer now is as follows:

- November 6, 2006: Start of the bidding period
- December 1, 2006, 4:00 pm: The bidding period ends
- December 4, 2006: Release of the provisional interim results to the electronic media
- December 8, 2006: Release of the definite interim results to the print media
- December 8, 2006: Start of the cooling off period
- December 21, 2006: 4:00 pm CET: end of the cooling off period
- December 22, 2006: Release of the provisional final results to the electronic media
- December 29, 2006: Release of the definite final results to the print media
- January 10, 2007: Payout of the offer price

Additional information

- Credit Suisse, Zurich has been entrusted with the execution of this transaction.
- Copies of the offer prospectus and the specifications can be downloaded from the transaction Web site at www.oerlikon.com/transaction and will be sent upon request by Oerlikon or Credit Suisse, Zurich Department VAIA 12 (phone: +41 44 333 43 85, fax: +41 44 333 35 93, e-mail: equity.prospectus@credit-suisse.com).

Additional information

www.oerlikon.com/transaction

This press release contains information based on the current state of knowledge. Unpredictable risks and influences can under certain conditions cause deviations from the statements made.

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

For further information, please contact

Burkhard Böndel
Corporate Communications
Phone: +41 58 360 96 05
Fax +41 58 360 91 93
media@oerlikon.com
ir@oerlikon.com

Oerlikon – a worldwide leading high-tech corporation

Oerlikon (SWX: OERL) is a globally leading company in the fields of thin film, vacuum and precision technologies. Based on these core competencies, Oerlikon develops production systems, components, and services for high-technology products. Oerlikon currently employs approximately 6,500 individuals and recorded turnover of CHF 1,605 million in its 2005 financial year. Headquartered in Pfäffikon SZ, Switzerland, the company has a globe-spanning infrastructure comprising around 80 subsidiaries in 25 countries.

ADDITIONAL IMPORTANT INFORMATION

The following offer restrictions apply for the public tender offer mentioned in this press release:

United States of America

The offer is not being made directly or indirectly in, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States of America, its territories and possessions, any State of the United States and the District of Columbia (the "United States"). This includes, but is not limited to, facsimile transmission, telex and telephones. Accordingly, copies of this document and any related offering documents are not being, and may not be, mailed or otherwise distributed or sent in or into the United States and so doing may invalidate any purported acceptance.

United Kingdom

The offer documents in connection with the offer are not for distribution to persons whose place of residence, seat or habitual abode is in the United Kingdom. This does not apply, however, to persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc") of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 in the United Kingdom or to whom it may otherwise lawfully be passed on (all such persons together being referred to as "Relevant Persons"). The offer documents in connection with the offer may not be acted on or relied on by persons whose place of residence, seat or habitual abode is in the United Kingdom and who are not Relevant Persons. In the United Kingdom any investment or investment activity to which the offer documents relate is available only to Relevant Persons and will be engaged in only with Relevant Persons.

Australia, Canada and Japan

This offer is not addressed to shareholders of Saurer AG, whose place of residence, seat or habitual abode is in Australia, Canada or Japan (the "Excluded Shareholders"). The Excluded Shareholders may not accept this offer.

Other legal systems

This offer is not being made directly or indirectly in a country or a legal system in which such an offer would be illegal or in which it would otherwise infract an applicable law or ordinance, or which would require from OC Oerlikon Corporation AG an alteration of the conditions or requirements of the offer in any manner, or an additional application to, or additional negotiations with public, regulatory or legal authorities. It is not intended to extend the tender offer to any such country to such legal systems. Documents relating to the offer may not be distributed in such countries or legal systems, nor be sent to such countries or legal systems. Such documents may not be used for purpose of advertising for sales of ownership rights in Saurer AG by natural or legal persons in such countries or legal systems.